FORM 6-K

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

                        For the Month of February 2003

                         GRUPO CASA SABA, S.A. DE C.V.
                (Translation of registrant's name into English)

                         Paseo de la Reforma, No. 215
                   Colonia Lomas de Chapultepec, C.P. 11000
                                 Mexico, D.F.
                                    Mexico
                    (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X|
Form 40-F |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO CASA SABA, S.A. DE C.V.


Date: February 25, 2003                     By: /s/ Manuel Saba Ades
                                               -----------------------------
                                               Name:  Manuel Saba Ades
                                               Title: Chief Executive Officer





                                      Grupo Casa Saba, S.A. de C.V.




Table of Contents                                                     Page

         Fourth Quarter 2002 Earnings Release...........................3
                  dated February 24, 2003

         Consolidated Statements of Income for
                  the twelve month periods ended .......................10
                  December 31, 2001 and
                  December 31, 2002

                  the three month periods ended.........................10
                  December 31, 2001 and
                  December 31, 2002

         Consolidated Balance Sheets....................................11
                  as of December 31, 2002 and December 31, 2001

                                                                        [Logo]
                                                                          CASA
                                                                          SABA
                                                       Distributing Everywhere

February 24, 2003



                             4Q02 EARNINGS RELEASE

                      Casa Saba Net Income Increased 19%
                  and Cost-bearing Liabilities Decreased 45%

Highlights:
(Comparison vs. the same quarter of 2001)

         o     Net sales in the quarter increased 5.96%

         o     Gross margin was 10.95%

         o     Operating expense margin decreased 34 basis points to 6.27%

         o     Operating profit increased 2.36%

         o     EBITDA grew 0.56%

         o Comprehensive financing cost registered an income of P.s. $3.2 million

         o     Net income increased 19.23% to P.s. $170.83 million

         o     Cost-bearing liabilities decreased 44.87% to P.s. $398 million

         o     Net debt decreased 45.21%, to P.s. $343.29 million


Contacts:

GRUPO CASA SABA                                     McBride:
Jorge Sanchez, IRO                                  Ernestina Nevarez, MEXICO
+52 (55) 5284-6672                                  +52 (55) 5644-1247
jsanchez@casasaba.com                               enevarez@mcbridecorp.com

Alejandro Sadurni, CFO                              Vicky Osorio, NY
asadurni@casasaba.com                               +1 (212) 983 1702
                                                    vicky@annemcbride.com



                               QUARTERLY RESULTS

The solid growth fundamentals exhibited by the national pharmaceutical sector were reflected in Grupo Casa Saba's Private Pharma division, which continued to act as the Company's principal business unit in sales growth.

Sales by division:

         o During the quarter, Private Pharma showed an increase of 9.25%, reflecting both the growth in the pharma market and the favorable results of our commercial strategies.

         o Government Pharma maintained the positive performance shown in previous quarters, registering a fourth quarter increase of 11.42% over the same period of the prior year. This increase is in response to greater demand for pharmaceutical products by hospitals and government institutions.

         o Health, Beauty and consumer Goods increased 3.23% in the quarter compared with 4Q01, resulting both from market growth for these types of products as well as Casa Saba's strong market positioning.

         o Publications experienced a 39.10% decrease in sales in the quarter, reflecting the operational restructuring process which has been under way since the third quarter 2002. The drop in sales is due to reorganization of publishers and the products that they manage with us. Similarly a weaker publication's market affected the results of the division. The goal is to continue improving the levels of operating efficiency and profitability by segment of our Publications division. Although the sales impact appears to be significant in the quarter, we estimate that the changes we are implementing will, in the near future, allow us not only to recover but to grow CITEM sales, and to strengthen the publishing industry's productive chain, benefitting the publishers as well as the clients and/or end readers.

         o General Merchandise and Others dropped 16.28% in the quarter due to the ongoing incorporation of general merchandise distribution lines, and the rebalancing of previous ones, whose volumes have been decreasing because of the division's new focus on general merchandise.

Sales breakdown by business unit in the 4Q02:

                                      [Diagram]

         x/       Private Pharma:                    82.61%
         x/       Government Pharma:                  4.03%
         x/       Health, Beauty and Consumer
                  Goods:                              9.22%
         x/       Publications:                       2.81%
         x/       General Merchandise and Others:     1.33%


                                 GROSS PROFIT

In the fourth quarter, gross profit increased 1.30% over the same quarter of the previous year, reaching P.s. $540.60 million. Gross margin decreased 51 basic points in the quarter to 10.95%, reflecting not only the commercial strategies and conditions of the quarter, but also a change in working capital that, among other things, reflected a strategy of fewer inventory days.

                              OPERATING EXPENSES

The expense ratio declined 34 basis points in the fourth quarter in comparison to the fourth quarter of 2001. Monetarily, operating expenses grew by just 0.52%, reflecting Grupo Casa Saba's commitment to operate all its business units efficiently, with the objective of increasing both competitiveness and profitability.

                               OPERATING PROFIT

As a result of the increase in gross profit in the quarter and lower expense ratio, the Group's operating profit increased 2.36% over 4Q01, reaching P.s. $230.86 million. The operating margin declined in 4Q02 by 16 basis points, to 4.68%.

                                    EBITDA

EBITDA increased 0.56% to P.s. $253.17 million with respect to 4Q01. EBITDA performance was due to higher operating profit and lower depreciation and amortization expenses. EBITDA margin decreased 27 basis points in the quarter, from 5.40% in the 4Q01 to 5.13% in the 4Q02.

                         COMPREHENSIVE FINANCING COST

The comprehensive financing cost shifted from a cost of P.s. $19.36 million in the fourth quarter 2001, to an income of P.s. $3.20 million in the fourth quarter 2002. This is due to a 52.20% reduction in the interest paid in the quarter, as well as increases of 70.23% and 34.84% in exchange income and monetary gains.

                           COST-BEARING LIABILITIES

Our obligation to reduce bank debt continues to be a fundamental part of our strategy. for this reason we have directed a significant portion of cash generated by operations towards decreasing our cost-bearing liabilities, obtaining a company-wide decrease of 44.87%, and taking it from P.s. $721.94 million in 4Q01 to P.s. $398.00 million in this quarter.

Net debt also registered an important decrease of 45.21%, dropping to P.s. $343.29 million at the close of 4Q02.

                             OTHER EXPENSES/INCOME

The category of other expenses/(income) was P.s. $8.76 million, showing a 2.28% decrease or the 4Q01. Income from this line was due principally to the sale of assets, as well as payment for services we performed for third parties.

                                TAX PROVISIONS

Tax provisions in the quarter were P.s. $64.09 million, 14.36% less than the provision in 4Q01. the effective tax rate in the quarter was 26.39%

                                  NET INCOME

Net income increased 19.23% in 4Q02 over 4Q01 to P.s. $170.83 million, due to the positive operating results, an income from the comprehensive financing cost, and a lower tax provision.

                                WORKING CAPITAL

In relation to working capital, supplier days/purchases decreased 1.2 in the quarter to 54.3 days. Inventory days decreased slightly by 1.8 to 59.7 days. Accounts receivable increased 4.6 days, attributable to prevailing market conditions.


                              ACCUMULATED RESULTS
                           (January - December 2002)

                                   NET SALES

Net sales in 2002 increased 5.97%, reaching P.s. $18,187.61 million. This increase is due to the Group's strong operating and commercial performance throughout the year, combined with a solid and growing pharmaceuticals market that showed positive annual numbers both in terms of units sold and total value.

                                 GROSS PROFIT

As a result of our commercial, operative and working capital strategies, implemented by the Group through the year, gross profit increased by 3.33%. Consequently, gross margin in the year decreased with respect to the year 2001 by 27 basis points, to 10.44%

                              OPERATING EXPENSES

the expense ratio in the year dropped 30 basis points to 6.50%. This indicator shows Grupo Casa Saba's continuing commitment to operate under higher operating efficiency standards and the effectiveness of our productivity programs.

                               OPERATING PROFIT

Given that the improvement in the expense ratio offset the reduction in gross margin, operating profit in the year showed a higher increase than sales, reaching 6.82%. The operating margin improved slightly by 3 basis points in relation to 2001, reaching 3.94%.

                                    EBITDA

EBITDA in 2002 showed a yearly rate of increase of 4.67%, which was less than operating profit and was due principally to lower depreciation and amortization expenses. EBITDA in the year was P.s. $812.97 million, reflecting a margin of 4.47%.

                         COMPREHENSIVE FINANCING COST

The Comprehensive financing cost in 2002 was 92.73% lower than in 2001. This result is due to a 61.59% contraction in interest paid, as well as by a higher income from interests and monetary and exchange gains.

                           COST-BEARING LIABILITIES

During the year, the Company continued with its strategy to reduce liabilities, directing an important part of the ash generated by the Group to pay off long-term debt. We are proud to report that we fulfilled one of our principal objectives for the year, and reported a 44.87% decreased in cost-bearing liabilities with respect to 2001.

                                TAX PROVISIONS

Tax provisions accumulated through December 2002 were 26.87% greater than in 2001. The annual tax rate was 21.04%

                                  NET INCOME

Net income through December 2002 was P.s. $584.28 million, reflecting an increase of 36.30% with respect to December 2001. Given the foregoing, the Group's net margin in the year improved 71 basis points to 3.21%.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol "SAB." One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical, beauty, personal care and consumer products, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of the pharmacies, chains, self-service and convenience stores, as well as other specialized national channels.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.


                                                                                                LOGO
GRUPO CASA SABA SA DE CV                                                                        CASA
(Thousands of Pesos as of December 2002)                                                        SABA
INCOME STATEMENT                                                                       Distribuyendo a todo lugar

                                       Jan - Dec                 Jan - Dec                         Variation
                                                      %                           %
                                        2001       of sales       2002         of sales        $               %

Net Sales                              17,162,273    100.00%     18,187,609       100.00%    1,025,336        5.97%
Cost of Sales                          15,324,516     89.29%     16,288,677        89.56%      964,161        6.29%
                                    ------------- ----------  -------------  ------------ ------------ ------------
Gross profit                            1,837,757     10.71%      1,898,932        10.44%       61,175        3.33%

Operating Expenses                      1,166,897      6.80%      1,182,302         6.50%       15,404        1.32%

Operating Income                          670,860      3.91%        716,630         3.94%       45,770        6.82%

Interest Paid                             186,315      1.09%         71,566         0.39%     -114,760      -61.59%
Interest (Earned)                          -2,601     -0.02%         -6,037        -0.03%       -3,436      132.08%
Exchange Loss (Gain)                         -922     -0.01%         -2,705        -0.01%       -1,783      193.46%
Monetary Position                         -32,991     -0.19%        -51,928        -0.29%      -18,937       57.40%
                                    ------------- ----------  -------------  ------------ ------------ ------------
Comprehensive Financing Cost              149,801      0.87%         10,886         0.06%     -138,915      -92.73%
Other Expenses (Income), Net              -31,978     -0.19%        -44,219        -0.24%      -12,242       38.28%

Net Income Before Taxes                   553,037      3.22%        749,964         4.12%      196,927       35.61%

Provisions:
Income Tax                                 36,790      0.21%         41,428         0.23%        4,638       12.61%
Asset Tax                                       0      0.00%          2,113         0.01%        2,113      N.A.
Deferred Income Tax                        87,461      0.51%        114,248         0.63%       26,787       30.63%
Profit sharing due                            122      0.00%              0         0.00%         -122     -100.00%
                                    ------------- ----------  -------------  ------------ ------------ ------------
Total taxes                               124,373      0.72%        157,789         0.87%       33,417       26.87%
                                    ------------- ----------  -------------  ------------ ------------ ------------

Net Income Before Extraordinary
Items                                     428,664      2.50%        592,174         3.26%      163,510       38.14%
Extraordinary Items (Income)                    0      0.00%          7,898         0.04%        7,898      N.A.
                                    ------------- ----------  -------------  ------------ ------------ ------------
Net Income                                428,664      2.50%        584,276         3.21%      155,613       36.30%
                                    ------------- ----------  -------------  ------------ ------------ ------------

Depreciation and Amortization             105,843      0.62%         96,339         0.53%       -9,504       -8.98%
EBTIDA                                    776,703      4.53%        812,969         4.47%       36,266        4.67%
                                    ------------- ----------  -------------  ------------ ------------ ------------

(Continuation of Table)

                                        Oct - Dec                Oct - Dec                      Variation
                                                        %                      % of
                                           2001      of sales      2002        sales          $           %

Net Sales                              4,658,325     100.00%    4,936,171     100.00%      277,846       5.96%
Cost of Sales                          4,124,638      88.54%    4,395,567      89.05%      270,929       6.57%
                                    ------------ -----------  ----------- -----------  ----------- -----------
Gross profit                             533,686      11.46%      540,603      10.95%        6,917       1.30%

Operating Expenses                       308,147       6.61%      309,743       6.27%        1,596       0.52%

Operating Income                         225,539       4.84%      230,860       4.68%        5,321       2.36%

Interest Paid                             31.751       0.68%       15,178       0.31%      -16,573     -52.20%
Interest (Earned)                         -1,287      -0.03%       -3,118      -0.06%       -1,831     142.27%
Exchange Loss (Gain)                        -806      -0.02%       -1,372      -0.03%         -566      70.23%
Monetary Position                        -10,296      -0.22%      -13,884      -0.28%       -3,588      34.84%
                                    ------------ -----------  ----------- -----------  ----------- -----------
Comprehensive Financing Cost              19,362       0.42%       -3,196      -0.06%      -22,558      N.A.
Other Expenses (Income), Net              -8,967      -0.19%       -8,763      -0.18%          204      -2.28%

Net Income Before Taxes                  215,144       4.62%      242,819       4.92%       27,675      12.86%

Provisions:
Income Tax                               -31,667      -0.68%     -177,962      -3.61%     -146,295     461.98%
Asset Tax                                 -4,441      -0.10%          920       0.02%        5,361    -120.72%
Deferred Income Tax                      110,820       2.38%      241,129       4.88%      130,309     117.59%
Profit sharing due                           122       0.00%            0       0.00%         -122    -100.00%
                                    ------------ -----------  ----------- -----------  ----------- -----------
Total taxes                               74,834       1.61%       64,087       1.30%      -10,747     -14.36%
                                    ------------ -----------  ----------- -----------  ----------- -----------

Net Income Before Extraordinary
Items                                    140,311       3.01%      178,731       3.62%       38,420      27.38%
Extraordinary Items (Income)              -2,968      -0.06%        7,898       0.16%       10,866       0.16%
                                    ------------ -----------  ----------- -----------  ----------- -----------
Net Income                               143,278       3.08%      170,833       3.46%       27,555      19.23%
                                    ------------ -----------  ----------- -----------  ----------- -----------

Depreciation and Amortization             26,223       0.56%       22,312       0.45%       -3,911     -14.91%
EBTIDA                                   251,762       5.40%      253,172       5.13%        1,410       0.56%
                                    ------------ -----------  ----------- -----------  ----------- -----------



GRUPO CASA SABA SA DE CV
(Thousands of pesos as of December 2002)
BALANCE SHEET
Accumulated Results
                                                                                           Variation
                                                  December 2002         December 2001           $

Total Assets                                         7,590,402             7,095,004        495,398

Current Assets                                       6,327,247             5,772,318        554,929
Cash and Cash Equivalents                               54,715                95,412        (40,697)
Accounts Receivable                                  3,123,226             2,709,740        413,485
Other Accounts Receivable                              204,845               137,827         67,018
Inventories                                          2,917,823             2,818,758         99,065
Other Current Assets                                    26,638                10,581         16,058
Net Property, Plant and Equipment                      975,948             1,004,397        (28,449)
Property                                             1,001,653             1,018,297        (16,644)
Machinery and Equipment                                312,781               277,393         35,388
Other Equipment                                        368,323               354,567         13,756
Accumulated Depreciation                               706,811               645,891         60,919
Construction in Progress                                     2                    32            (30)
Deferred Assets                                        234,117               256,186        (22,069)
Other Assets                                            53,090                62,102         (9,012)

Total Liabilities                                    4,537,205             4,321,507        215,698

Current Liabilities                                  4,020,209             3,661,926        358,283
Accounts Payable                                     3,554,050             3,294,868        259,182
Bank Debt                                              355,004               321,330         33,674
Accrued Taxes                                              216                   228            (12)
Other Current Liabilities                              110,939                45,500         65,439
Long-Term Liabilities                                   42,996               400,606       (357,610)
Bank Debt                                               42,996               400,606       (357,610)
Deferred Liabilities                                   474,001               258,975        215,025
Other Liabilities

Shareholder's Equity                                 3,053,197             2,773,497        279,700

Majority Stockholder's Equity                        3,053,197             2,773,497        279,700
Paid-in Capital                                      1,633,860             1,633,861             (1)
Capital Stock                                          167,903               167,903              -
Restatement in Capital Stock                           753,061               753,062              -
Premium on Stock Sold                                  712,896               712,896              -
Capital Increase (Decrease)                          1,419,337             1,139,636        279,701
Equity Reserve                                       1,409,686               981,022        428,664
Reserve for Shares Repurchase                          870,512               870,512              -
Overage (deficit) on Restatement on
     Stockholder's Equity                           (1,445,135)           (1,140,561)      (304,574)

Net Income                                             584,275               428,664        155,611
